Exhibit 99.1

Canaan Inc. Announces Completion of Conversion of the Previously Announced Series A-1 Preferred Shares

All ADSs from converted Series A-1 shares sold in open market

SINGAPORE, July 29, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that the institutional investor (the “Investor”) in its previously disclosed Series A-1 Convertible Preferred Shares financing has fully converted all its holdings into American Depositary Shares (“ADSs”), each representing 15 of the Company’s Class A ordinary shares, and has completed the sale of these ADSs through open market transactions.

On March 10, 2025, the Company announced it had entered into a Securities Purchase Agreement with the Investor, providing for total gross proceeds of up to US$200 million through a Series A-1 Preferred Shares financing, with the first tranche of US$100 million closing on the same date. On May 14, 2025, the Company disclosed in its April 2025 Bitcoin Production and Mining Operations Update that the parties had mutually agreed to terminate the second tranche, effective April 30, 2025.

The Company thanks the Investor for its support of Canaan’s initiatives in R&D for advanced mining solutions, bitcoin mining operations, and global market expansion. Through support from its investors, the Company is able to advance its goals, leading to achievements like its recently announced June 2025 Bitcoin Production and Mining Operations Update, where the Company’s month-end deployed hashrate increased to 8.15 EH/s in June, up approximately 30% from 6.28 EH/s in February. This includes 4.22 EH/s from 100% green mining operations in Ethiopia and 3.66 EH/s deployed in North America, with an additional 1.00 EH/s currently en route to the U.S.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hashrate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development; the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies; fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com